SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Press Inquiries:

Other Inquiries:

Glenn Johnson

Amit Ben-Zvi

EVP, Marketing

Corporate VP, Products & Marketing

Magic Software Enterprises, Inc.

Magic Software Enterprises, Ltd.

+1 (949) 250-1718 ext. 203

+972 (3) 5389661

gjohnson@magicsoftware.com

amit_ben-zvi@magicsoftware.com

Magic Software Enters US$2.5 Million Agreement with Farm Mutual Reinsurance Plan

Magic Software to Implement Business Process Improvements for Canadian Reinsurer

Laguna Hills, Calif; December 21, 2006 -- Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, today announced an agreement to sell more than US$2.5 million in eDeveloper and iBOLT services to Farm Mutual Reinsurance Plan, Inc. (FMRP) of Cambridge, Ontario, Canada, for the implementation phase of a custom reinsurance system that includes integration of Oracle J.D. Edwards World software on the IBM System i (formerly iSeries) platform. The system will provide business process innovations and enhancements for FMRP's members.

FMRP has engaged Magic Software Enterprises, Inc. of Laguna Hills. Calif., to provide assistance in the third phase of a consulting project for a Custom Reinsurance System that spans business processes across all of FMRP's reinsurance operations. Magic Software will finalize implementation specifications, develop applications, perform testing, and implement the production version. The fully integrated system is expected to go into live production in 2007.

"With iBOLT and eDeveloper, FMRP is able to fully leverage the business process enhancements possible on the IBM System i, which is widely regarded as the most scalable and reliable platform for secure business transactions," said Jack Black, Information Systems Manager for FMRP. "Magic Software and its business partners provide us with the reliable technology, platform knowledge, and professional consulting services needed for the business process reengineering we required. Because of the inherent productivity of Magic's technology, our total project cost is a fraction of what we would have expected with RPG alone. Magic's reliability in project completion was a major factor in our selection of a vendor."

Magic Software performed the first two phases of the project in 2006. In the first phase, Magic Software analyzed FMRP’s business operations and current applications while identifying desired solutions. During the second phase, Magic Software developed functional requirements documentation, system architecture, detailed application design and business process documentation.

"FMRP's innovative approach to information technology will enhance customer experiences by delivering services using an on demand approach to business processes that leverages the best of their Oracle J.D. Edwards accounting software (JDE), IBM System i platform and Magic Software's reliable service oriented architecture to help JDE connect to third party software within the enterprise," said Oren Inbar, CEO of Magic Software Enterprise’s North American Subsidiary. "This announcement dovetails nicely with our JDE Connect™ market focus which is designed to help the thousand plus businesses, like FMRP, connect their legacy JDE applications with other mission critical applications and business processes."

About FMRP

Established in 1959, Farm Mutual Reinsurance Plan, Inc. (FMRP) is an integral part of the Farm Mutual insurance system in Canada. FMRP is owned by over 60 rural mutual insurance companies in eight provinces. FMRP provides for the reinsurance needs of its members as well as delivering additional insurance industry expertise. With assets of over $400 million and annual premiums of over $150 million, FMRP provides stability for its members. FMRP's website is located at www.fmrp.com

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes by aligning their IT with their business operations, by accelerating the evolution to a Service Oriented Architecture through Application Integration and by Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience. We lead the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries.  The company's North American subsidiary is located at 23046 Avenida de la Carlota, Suite 300 Laguna Hills, CA 92653. Telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: December 21, 2006

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